UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

RENEWABLE ENERGY GROUP, INC.

(Name of Issuer)

COMMON STOCK

SERIES B PREFERRED STOCK

(Title of Class of Securities)

COMMON STOCK: 75972A 301

SERIES B PREFERRED STOCK: 75972A 50 9

(CUSIP Number)

Derek Bacon

c/o U.S. Renewables Group

2425 Olympic Boulevard, Suite 4050W

Santa Monica, CA 90404

(310) 586-3920

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: Common Stock: 75972A 301; Series B Preferred Stock: 75972A 50 9

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Power & Biofuels Fund II GP, LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
8. Shared Voting Power: Common Stock: 1,511,038 Shares* Series B Preferred Stock: 0 Shares
9. Sole Dispositive Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
10. Shared Dispositive Power: Common Stock: 1,511,038 Shares* Series B Preferred Stock: 0 Shares
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON COMMON STOCK: 1,511,038 SHARES* SERIES B PREFERRED STOCK: 0 SHARES
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 COMMON STOCK: 4.45% SERIES B PREFERRED STOCK: 0%
14.		TYPE OF REPORTING PERSON OO

* The 1,511,038 shares of Common Stock have resulted from the conversion of 755,519 shares of Series B Preferred Stock.

CUSIP NO.: Common Stock: 75972A 301; Series B Preferred Stock: 75972A 50 9

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Power & Biofuels Fund II, LP
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
8. Shared Voting Power: Common Stock: 1,511,038 Shares* Series B Preferred Stock: 0 Shares
9. Sole Dispositive Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
10. Shared Dispositive Power: Common Stock: 1,511,038 Shares* Series B Preferred Stock: 0 Shares
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON COMMON STOCK: 1,511,038 SHARES* SERIES B PREFERRED STOCK: 0 SHARES
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 COMMON STOCK: 4.45% SERIES B PREFERRED STOCK: 0%
14.		TYPE OF REPORTING PERSON PN

CUSIP NO.: Common Stock: 75972A 301; Series B Preferred Stock: 75972A 50 9

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Power & Biofuels Fund II-A, LP
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
8. Shared Voting Power: Common Stock: 1,511,038 Shares* Series B Preferred Stock: 0 Shares
9. Sole Dispositive Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
10. Shared Dispositive Power: Common Stock: 1,511,038 Shares* Series B Preferred Stock: 0 Shares
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON COMMON STOCK: 1,511,038 SHARES* SERIES B PREFERRED STOCK: 0 SHARES
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 COMMON STOCK: 4.45% SERIES B PREFERRED STOCK: 0%
14.		TYPE OF REPORTING PERSON PN

CUSIP NO.: Common Stock: 75972A 301; Series B Preferred Stock: 75972A 50 9

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Management Company, LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
8. Shared Voting Power: Common Stock: 1,511,038 Shares* Series B Preferred Stock: 0 Shares
9. Sole Dispositive Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
10. Shared Dispositive Power: Common Stock: 1,511,038 Shares* Series B Preferred Stock: 0 Shares
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON COMMON STOCK: 1,511,038 SHARES* SERIES B PREFERRED STOCK: 0 SHARES
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 COMMON STOCK: 4.45% SERIES B PREFERRED STOCK: 0%
14.		TYPE OF REPORTING PERSON OO

CUSIP NO.: Common Stock: 75972A 301; Series B Preferred Stock: 75972A 50 9

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Holdco V, LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
8. Shared Voting Power: Common Stock: 1,511,038 Shares* Series B Preferred Stock: 0 Shares
9. Sole Dispositive Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
10. Shared Dispositive Power: Common Stock: 1,511,038 Shares* Series B Preferred Stock: 0 Shares
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON COMMON STOCK: 1,511,038 SHARES* SERIES B PREFERRED STOCK: 0 SHARES
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 COMMON STOCK: 4.45% SERIES B PREFERRED STOCK: 0%
14.		TYPE OF REPORTING PERSON OO

AMENDMENT NO. 10 TO SCHEDULE 13D

This Amendment No. 10 to Schedule 13D amends the previous Schedule 13D filed by the Reporting Persons on February 15, 2012, as amended by Amendment No. 1 filed on February 13, 2013, as amended by Amendment No. 2 filed on April 30, 2013, as amended by Amendment No. 3 filed on June 3, 2013, as amended by Amendment No. 4 filed on June 28, 2013, as amended by Amendment No. 5 filed on July 2, 2013, as amended by Amendment No. 6 filed on July 11, 2013, as amended by Amendment No. 7 filed on July 16, 2013, as amended by Amendment No. 8 filed on July 23, 2013, as amended by Amendment No.9 filed on July 30, 2013 (collectively as amended, the “Original 13D”), relating to the Common Stock and Series B Preferred Stock of Renewable Energy Group, Inc., a Delaware corporation (the “Issuer”). Except as amended herein, the information set forth in the Original 13D is unchanged and has been omitted from this Amendment No. 10. Capitalized terms used herein without definition have the meanings assigned thereto in the Original 13D. The Reporting Persons have ceased to be the beneficial owners of more than five percent of Common Stock of the Issuer and have ceased to be the beneficial owners of more than five percent of Series B Preferred Stock of the Issuer. This is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

ITEM 4.            PURPOSE OF TRANSACTION.

Item 4 of the Original 13D is hereby supplemented with the following:

On October 14, 2013, USRG Holdco V, LLC (“Holdco V”) exercised a shareholder option to convert fifty percent (50%) of its Series B Preferred Stock of the Issuer into Common Stock, resulting in the conversion of 377,760 shares of Series B Preferred Stock owned by Holdco V into 755,520 shares of Common Stock owned by Holdco V. Previously, on September 23, 2013, the Issuer exercised an Issuer option to convert fifty percent (50%) of its outstanding preferred shares, resulting in the conversion of 377,759 shares of Series B Preferred Stock owned by Holdco V into 755,518 shares of Common Stock owned by Holdco V.

ITEM 6.            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT SECURITIES OF THE ISSUER.

Item 6 of the Original 13D is hereby supplemented with the following:

The information with respect to the Plan set forth under Item 4 above is incorporated into this Item 6 by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2013

USRG POWER & BIOFUELS FUND II GP, LLC

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG POWER & BIOFUELS FUND II, LP

By: USRG Power & Biofuels Fund II GP, LLC,
its General Partner

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG POWER & BIOFUELS FUND II-A, LP

By: USRG Power & Biofuels Fund II GP, LLC,
its General Partner

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG MANAGEMENT COMPANY, LLC

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG HOLDCO V, LLC

By: USRG Management Company, LLC,
its Manager

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director